Exhibit 3.3

AMENDMENT TO AMENDED AND RESTATED BY-LAWS

OF

SEALED AIR CORPORATION

The By-Laws of Sealed Air Corporation were amended, effective as of September 1, 2012, as follows:

SECTION 2.05. Special Meetings. Special meetings of the stockholders may be called by the chair of the board, by the chief executive officer ~~or the president~~ or by resolution of the Board of Directors and, subject to the procedures set forth in this Section, shall be called by the chief executive officer or the secretary at the request in writing of stockholders owning a majority of the voting power of the then outstanding Voting Stock. Any such resolution or request shall state the purpose or purposes of the proposed meeting. Such meeting shall be held at such time and date as may be fixed by the Board of Directors. The Board of Directors may postpone fixing the time and date of a special meeting to be held at the request of stockholders in order to allow the secretary to determine the validity of such request, provided, that if such request is determined to be valid, then the Board of Directors shall fix the date of such special meeting to be no later than ninety (90) days after such determination. For the purposes of these By-laws, the term “Voting Stock” shall have the meaning of such term set forth in the Certificate of Incorporation or, if not defined therein, “Voting Stock” shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

SECTION 3.07. Special Meetings. Special meetings of the Board of Directors may be called by the chair of the board, the chief executive officer or the president and shall be called by the chief executive officer or the secretary on the written request of at least two directors. Notice of special meetings of the Board of Directors shall be given to each director at least three calendar days before the meeting if by mail or at least the calendar day before the meeting if given in person or by telephone, facsimile, telegraph, telex, electronic mail or other means of “electronic transmission” as defined in Section 232(c) of the DGCL.

SECTION 3.08. Emergency Meetings. In the event of an emergency that, in the judgment of the chair of the board, the chief executive officer or the president or any two directors, requires immediate action, a special meeting may be convened without notice, consisting of those directors who are immediately available in person or by telephone and can be joined in the meeting in person or by conference telephone. The actions taken at such a meeting shall be valid if at least a quorum of the directors participates either personally or by conference telephone.

SECTION 3.10. Organization. The Board of Directors may elect one of its members to be chair of the board and may fill any vacancy in such position at such time and in such manner as the Board of Directors shall determine. The chair of the board may but need not be an officer of or employed in an executive or other capacity by the Corporation. The chair of the board shall preside at meetings of the Board of Directors and lead the Board of Directors in fulfilling its responsibilities as defined in Section 3.03. If there should be no chair of the board, the ~~The~~ chief executive officer shall preside at meetings of the Board of Directors.